EXHIBIT 12.6

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY OHIO
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2016	2015	2014	2013	2012
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$270	$230	$111	$111	$79
Fixed charges	98	88	100	94	108
Deduct:
Interest capitalized	—	—	—	1	2
Total earnings	$368	$318	$211	$204	$185

Fixed charges:
Interest on debt, including capitalized portions	$93	$88	$95	$90	$104
Estimate of interest within rental expense	5	—	5	4	4
Total fixed charges	$98	$88	$100	$94	$108
Ratio of earnings to fixed charges	3.8	3.6	2.1	2.2	1.7